Third Quarter 2015 Earnings Conference Call Exhibit 99.2

Forward-looking statements

Non-GAAP measures

Packaging and Automotive Rolled Products Segment

Aerospace and Transportation Segment

Automotive Structures and Industry Segment

Q3 2015 Adjusted EBITDA vs Q3 2014

Q3 2015 Segment Performance vs Q3 2014

Adjusted Free Cash Flow

Continued Improvement in Net Trade Working Capital

Liquidity Profile

Capital Expenditure Plan

Key Takeaways - Constellium

Exhibit 99.2

Third Quarter 2015 Earnings Conference Call

November 5, 2015

Constellium

Forward-looking statements

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain "forward looking statements" with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, "believes," "expects," "may," "should," "approximately," "anticipates," "estimates," "intends," "plans," "targets," likely," "will," "would," "could" and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium's increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium's operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading "Risk Factors" in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Non-GAAP measures

This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Pierre Vareille

Chief Executive Officer

Constellium

Q3 2015 Highlights (vs Q3 2014)

- Shipments of 374 thousand metric tons, up 41%
- Revenue of €1.26 billion, up 36%
- Adjusted EBITDA of €79 million, up 10% despite €6 million impact of scalper outage
- Automotive rolled products shipments up 13%; automotive extruded products shipments up 11%
- AS&I achieved a record €22 million of Adjusted EBITDA, up 29%
- Strong demand across targeted markets
- Liquidity of €577 million expected to be at similar or higher levels at year-end
- Exploring alternatives to reduce cash flow impact to Constellium of investments at Muscle Shoals
- Electing to pay Wise PIK Toggle Note coupon in kind in June 2016

Packaging and Automotive Rolled Products Segment

Segment Outlook/Mix



- Shipments of 262 kt in Q3 2015, up 67% from 158 kt in Q3 2014
- Automotive rolled products shipments up 13% from Q3 2014

Constellium Recent Developments



- Increased packaging shipments in the U.S. and lower in Europe compared to last year
- Scalper outage at Neuf-Brisach facility impacted Q3 Adjusted EBITDA by €6 million; expect to recover half of the Q3 impact in Q4
- Global Body-in-White projects on track
- Keeping optionality for location of finishing lines in the U.S.
- Muscle Shoals and the United Steelworkers entered into a new contract through November 2020

Aerospace and Transportation Segment

Segment Outlook/Mix

- Solid demand in aerospace market with majority of business under long-term contracts
- Softer transportation and industry markets
- Q3 2015 shipments of 59 kt, down marginally from Q3 2014

Constellium Recent Developments



- Improved operational efficiency and product mix
- New pusher furnace capacity in Ravenswood on schedule for 2016 and ramping up to full production in 2017
- Q3 2015 Adjusted EBITDA positively impacted by €2 million from foreign exchange and €3 million from premiums compared with Q3 2014
- 2015 Adjusted EBITDA better than anticipated; H2 typically softer due to seasonal customer shutdowns

Automotive Structures and Industry Segment

Segment Mix/Outlook

- Automotive Structures market demand remains strong, Industry market remains competitive
- Q3 2015 shipments of 51 kt, up marginally from 50 kt last year
- Automotive extruded products volume up 11%

Constellium Recent Developments

- Record segment performance in Adjusted EBITDA and EBITDA per ton
- One of the largest suppliers of high-strength structural parts for the best selling Ford F-150



Didier Fontaine
Chief Financial Officer

Constellium

Q3 2015 Adjusted EBITDA vs Q3 2014


€ millions
72
7
2
4
(6)
79
Q3 2014 Adjusted EBITDA
P&ARP
A&T
AS&I
H&C
Q3 2015 Adjusted EBITDA

Q3 2015 Segment Performance vs Q3 2014

Segment Adjusted EBITDA (€m)



P&ARP
+23%
33
40
Q3 14
Q3 15
A&T
+9%
18
20
Q3 14
Q3 15
AS&I
+29%
18
22
Q3 14
Q3 15

Adjusted EBITDA per ton (€)



(26)%
208
153
Q3 14
Q3 15
Shipments: 158kt 262kt +67%
+11%
313
346
Q3 14
Q3 15
Shipments: 60kt 59kt (2)%
+26%
339
428
Q3 14
Q3 15
Shipments: 50kt 51kt +2%

Adjusted Free Cash Flow

€ millions	Three months ended September 30, 2015	Three months ended September 30, 2014
Cash flow from operating activities	**80**	**76**
Margin calls included in cash flow from operating activities	-	-
Cash flow from operating activities excluding margin calls	**80**	**76**
Capital expenditures	(85)	(57)
Adjusted Free Cash Flow	**(5)**	**19**

Cash flow from operating activities remains strong, funding our growth initiatives

Continued Improvement in Net Trade Working Capital


37 days
29 days
28 days
25 days
20 days
381
470
515
463
289
400
372
320
221
286
295
298
204
571
430
388
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15

Reduction in Days Sales Outstanding of 9 days from Q1 2015

Liquidity Profile

€ millions	September 30, 2015
Total Debt (*)	2,119
Cash and Cash Equivalents	331
Net Debt	**1,788**
Liquidity (**)	**577**

Solid plans to enhance liquidity and reduce leverage by year-end 2015

(*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities

Capital Expenditure Plan



€ millions
350
400
300
300
69
48
65
168
46
105
81
168
42
63
32
163
12
132
11
145
2015
2016
2017
2018
Total recurring
BiW Europe
BiW US*
Other projects**

* Does not include Constellium's investment in Body-in-White joint venture with UACJ

** Other projects notably include A&T debottlenecking and AIRWARE

Key Takeaways - Constellium

- Solid Q3 results with shipments, revenue and Adjusted EBITDA up +41%, +36% and +10% respectively, compared to Q3 2014
- Strength in automotive business contributes to P&ARP segment and drives record performance in AS&I segment
- Reduced capital expenditures enhance financial flexibility without changing timeline for Body-in-White projects
- Expecting liquidity to be at similar or higher level at year-end
- Exploring alternatives to reduce cash flow impact to Constellium of investments at Muscle Shoals
- Electing to pay Wise PIK Toggle Note coupon in kind in June 2016

Q & A

Appendix

IFRS – Income Statement

€ millions	Three months ended September 30, 2015	Three months ended September 30, 2014
Revenue	1,259	927
(Loss) / income from operations	**(1)**	**34**
Finance costs – net	(40)	(10)
(Loss) / income before income taxes	**(42)**	**24**
Income tax expense	(3)	(12)
Net (loss) / income	**(45)**	**12**

IFRS – Income Statement

€ millions	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Revenue	4,031	2,730
(Loss) / income from operations	**(8)**	**160**
Other expenses	-	(1)
Finance costs – net	(119)	(46)
Share of loss of joint-ventures	(2)	-
(Loss) / income before income taxes	**(129)**	**113**
Income tax benefit / (expense)	6	(43)
Net (loss) / income	**(123)**	**70**

IFRS – Statement of Financial Position

€ millions	At September 30, 2015	At December 31, 2014
Non-current assets	2,416	952
Current assets	1,551	2,046
Assets held for sale	8	14
Total Assets	**3,975**	**3,012**
Equity	(149)	(37)
Non-current liabilities	2,911	1,991
Current liabilities	1,198	1,050
Liabilities held for sale	15	8
Total Equity and Liabilities	**3,975**	**3,012**

Net Debt Reconciliation

€ millions	September 30, 2015	December 31, 2014
Borrowings	2,188	1,252
Fair value of cross currency interest rate swap	(58)	(29)
Cash and cash equivalents	(331)	(989)
Cash pledged for issuance of guarantees	(11)	(10)
Net Debt	**1,788**	**224**

Reconciliation of net income to Adjusted EBITDA

€ millions	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net (loss) / income	**(45)**	**12**	**(123)**	**70**
Income tax expense / (benefit)	3	12	(6)	43
(Loss) / income before income tax	**(42)**	**24**	**(129)**	**113**
Finance costs - net	40	10	119	46
Other expenses	-	-	-	1
Share of loss of joint-ventures	1	-	2	-
(Loss) / income from operations	**(1)**	**34**	**(8)**	**160**
Depreciation and impairment	32	12	99	32
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities - net	-	(1)	3	(1)
Unrealized losses on derivatives	1	35	28	29
Restructuring costs	7	2	28	7
Start-up and development costs	10	3	19	8
Wise acquisition and integration costs	1	-	11	-
Losses / (gains) on Ravenswood OPEB plan amendments	-	-	4	(9)
Wise Midwest premium losses	3	-	23	-
Effects of purchase accounting adjustments	-	-	12	-
Metal price lag	22	(16)	22	(16)
Unwinding of Wise previous hedging policies	-	-	4	-
Gains / (losses) on disposals and assets classified as held for sale	(3)	(2)	7	4
Other	7	5	15	10
Adjusted EBITDA	79	72	267	224

Reconciliation Adjusted EBITDA to Net Income – Muscle Shoals

€ millions	Three months ended September 30, 2015	Nine months ended September 30, 2015
Adjusted EBITDA	12	56
Metal price lag	-	9
Start-up and development costs	(8)	(12)
Wise acquisition and integration costs	(1)	(3)
Wise Mid-West premium losses	(3)	(23)
Unwinding of Wise previous hedging policies	-	(4)
Effects of purchase accounting adjustment	-	(12)
Restructuring costs	(4)	(4)
Losses on disposal and assets classified as held for sale	-	-
Unrealized gains / (losses) on derivatives	(5)	(7)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities - net	-	-
Depreciation and impairment	(14)	(42)
Other	-	-
Income from operations	**(23)**	**(42)**
Other expenses	-	-
Finance costs - net	(16)	(47)
Share of loss of joint-ventures	-	-
(Loss) / Income before income tax	**(39)**	**(89)**
Income tax benefit / (expense)	-	-
Net (loss) / income from continuing operations	**(39)**	**(89)**
Net income / (loss) from discontinued operations	-	-
Net (Loss) / Income	(39)	(89)

Liquidity Details

€ millions	Availability at September 30, 2015
Ravenswood ABL	60
Wise ABL	37
Factoring	139
Revolving Credit Facility *	-
Other	10
Total	246
Cash and cash equivalents	331
Total Liquidity	**577**

* The €145 million Revolving Credit Facility is undrawn but is not considered available as our leverage is currently higher than 5.0